Exhibit 99.1
STATS ChipPAC Announces Resignation of
Chief Information Officer and Senior Vice President of Human Resources
Singapore — 07/28/2008, United States — 07/28/2008 — STATS ChipPAC Ltd. (“STATS ChipPAC” or the “Company” — SGX-ST: STATSChP), a leading semiconductor test and advanced packaging service provider, today announced that Ng Tiong Gee, Chief Information Officer and Senior Vice President of Human Resources, has decided to leave the Company to pursue other opportunities. Mr. Ng’s resignation is effective as of July 28, 2008.
“Tiong Gee has made significant contributions to our company over the years. It has truly been a pleasure to work with Tiong Gee and we appreciate the important contributions he has made to our company. I would like to personally thank him for his dedication and wish him every success in his future endeavors,” said Tan Lay Koon, President and Chief Executive Officer, STATS ChipPAC.
Justin Lim will be appointed as Chief Information Officer. Tan Lay Koon continued, “Justin has been with our company since 2001 and I am confident that with his 25 years of IT experience in the semiconductor industry, and his intimate familiarity with our business requirements, Justin is well qualified to lead our IT organization worldwide to the next level of leadership.”
About STATS ChipPAC Ltd.
STATS ChipPAC Ltd. is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions in diverse end market applications including communications, digital consumer and computing. With global headquarters in Singapore, STATS ChipPAC has design, research and development, manufacturing or customer support offices in 10 different countries. STATS ChipPAC is listed on the SGX-ST. Further information is available at www.statschippac.com. Information contained in this website does not constitute a part of this release.
Investor Relations Contact:
Tham Kah Locke
Vice President of Corporate Finance
Tel: (65) 6824 7788, Fax: (65) 6720 7826
email: kahlocke.tham@statschippac.com
Media Contact:
Lisa Lavin
Deputy Director of Corporate Communications
Tel: (208) 939 3104, Fax: (208) 939 4817
email: lisa.lavin@statschippac.com

STATS ChipPAC Ltd.
Company Registration No.: 199407932D
Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint,
Singapore 569059
www.statschippac.com